Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Legacy Concierge, Inc.
4696 Hojas Verdes
Santa Fe, NM 87507
https://www.legacy-concierge.com/

Up to $1,069,998.80 in Common Stock at $1.30
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Legacy Concierge, Inc.
Address: 4696 Hojas Verdes, Santa Fe, NM 87507
State of Incorporation: DE
Date Incorporated: June 06, 2017

Terms:

Equity

Offering Minimum: $9,999.60 | 7,692 shares of Common Stock
Offering Maximum: $1,069,998.80 | 823,076 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.30
Minimum Investment Amount (per investor): $249.60

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Early Bird

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird - Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Bonus - Invest within the next 7 days and receive 5% bonus shares.

Volume

Tier 1 Perk: Invest $5,000+ and receive 6 Legacy Vaults

Tier 2 Perk: Invest $10,000+ and receive 12 Legacy Vaults and 5% bonus shares.

Tier 3 Perk: Invest $50,000+ and receive 12 Legacy Vaults and 10% bonus shares.

Tier 4 Perk: Invest $100,000+ and receive 12 Legacy Vaults and 15% bonus shares.

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

Legacy Concierge, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.30 / share, you will receive 110 shares, meaning you'll own 110 shares for $130. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Legacy Concierge, Inc. ("Legacy Concierge" or the "Company") is a corporation organized under the laws of the state of Delaware that protects the wealth of people who have passed away by collecting and securely storing an individual's vital financial and digital data and performing orderly electronic notifications upon death while providing organized archived data for use by successors.

The Company's business model consists of a SaaS platform focused on individuals who have wills and professional teams who provide estate planning, wealth management, and fiduciary services. Our services are sold nationally to professional service providers; our network of CFPs, wealth managers, CPAs, and Financial advisors is growing daily. We also sell direct-to-consumers online. The Company is the leading service that helps families define, maintain, and preserve the Digital After Life of their clients, globally. Using AI and automation, Legacy Concierge is a thought leader and is innovating effective ways to locate, control, curate, and collect untapped wealth for its customers. In a post-Covid world, the awareness of the need for estate planning and preparing one's Digital After Life is at an all-time high.

Corporate History

The Company was initially organized as Legacy Concierge, LLC, a Delaware limited liability company, on June 6, 2017, and converted to a Delaware corporation on December 28, 2021.

Intellectual Property

The Company was granted two trademarks and has applied for an additional two trademarks. Legacy Concierge trademark protection was granted on October 29, 2019 as software for collecting, storing, monitoring, protecting, and removing an individual's digital financial records and other personally identifying electronic information from computer systems. Legacy Concierge owns 15 domain names for marketing and has other IP that it has developed including copyrights, trade secrets, video clips, technical papers, educational materials and processes regarding the protection of digital assets.

Competitors and Industry

Industry

The legal technology and security sectors are currently estimated at $16B* and are predicted to reach $25.17B by 2026, suggesting a CAGR of 6.2%.**

*Source: Estate Lawyers & Attorneys in the US industry trends (2016-2021) - IBIS World May 11, 2021

**Source: Legal Software Market Review & Analysis, Akali Partners

Competitors

While our legal and security markets are constantly evolving, our current competition includes several minor competitors in the end-of-life digital asset protection market. Minor players in the post-death sector are Directive Communications Services (DCS) and GoodTrust Services (GTS), neither of which pose any competitive advantage to the robust list of services provided by Legacy Concierge.

A recent entry to the market is Empathy.com who provides account closure advice through an app. None of these companies address the digital asset protection needs of the individual and the estate fiduciary. These competitors do not address the growing need to organize, locate, control, curate and secure digital as well as tangible assets post-death.

Some of the potential competitors are in adjacent legal-tech and security markets. The legal-tech industry includes Legal Zoom and Trust and Will; both companies create trust and estate planning documents. LifeLock and Identity Guard are industry leaders in the security markets and discontinue service as of date of death.

Legal Zoom is currently valued at $2B and went public in June 2021. LifeLock was purchased for $2.3B in 2017. We believe our direct competitors (DCS, GTS and Empathy) do not pose a threat to our company. Despite the present competitive landscape, the Company stands out in the legal-technology and security industries because we are first-mover, have established proprietary technology, and already maintain several distribution partnerships with leaders in legal-tech, fin-tech, and the end-of-life sectors.

Current Stage and Roadmap

Current Stage

The Company's service products are currently on the market and are pre-profit. Now that our first release has been beta tested, the Company will implement an online and affiliate marketing program, increase the automation of its LOCKYT services with document interpretation code and application program interfaces (APIs) to eliminate person-to-person notifications. We will also provide additional inventory storage and uploading capabilities for its Legacy Vault with voice recognition and Docu-Vision technology.

The SaaS software platform allows the user to build a Legacy Vault to store an individual's vital financial and digital data in an organized fashion. Our software performs orderly electronic notifications, such as notifying financial institutions, credit reporting companies, government agencies, insurance carriers, social networking sites, and even an individual's social and business contacts of the individual's death. In addition, our services extract photos, emails, and videos from custodial accounts and digital data and documents from cloud-based applications. The services locate, control, curate, and collect untapped wealth for its customers.

Post-death services, the LOCKYT Service, archives digital asset information in an orderly fashion and preserves contact information for use by successors. LOCKYT Services are initiated online, provided by technology, and then will be performed electronically offline.

Future Roadmap

Now that our first release has been beta tested, the Company will implement an online and affiliate marketing program, increase the automation of its LOCKYT service with document interprestation code and application program interfaces (APIs) to eliminate person-to-person notifications. We will also provide additional inventory storage and uploading capabilities for its Legacy Vault with voice recognition and Docu-Vision technology.

The LOCKYT service resides on the international Reynen Court platform for attorneys and legal departments of major financial institutions. The LOCKYT service is also featured on the RIA in a Box platform for financial advisor compliance and with Argos Funerals in the death-tech sector.

We will capitalize on our first mover advantage by engaging law firms, trust companies and legal-tech platforms, many of whom know us already, to use our services. We also maintain a full schedule of presentations at conferences and trade shows to engage with estate planning and wealth management professionals.

We plan to implement the LOCKYT Promise, like an insurance policy, to promise to do the fiduciary work (locating, curating and securing assets) in the future, when a person has been declared disabled. Products and services are provided under a renewal subscription.

The Team

Officers and Directors

Name: Betsy Ehrenberg

Betsy Ehrenberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: October 01, 2014 - Present
  Responsibilities: Coordinate Corporate Functions including Legal, Financial, Sales, Engineering, and Marketing. Betsy is currently not taking a salary. She plans to receive a salary when monthly recurring revenue exceeds $100K but no sooner than 90 days after the raise is fully-subscribed. Betsy holds 78.2% equity in the company.

- **Position:** Director
  Dates of Service: December 27, 2021 - Present
  Responsibilities: This director is responsible for making major business and policy decisions and oversee the affairs of the corporation in order to protect the interests of the shareholders. This director is also responsible for selecting and removing officers, delegating operating authority to the managers or other groups, and supervises the company as a whole.

Other business experience in the past three years:

- **Employer:** Intermedia Projects, Inc.
  Title: Board Member
  Dates of Service: October 01, 2016 - Present
  Responsibilities: Advising the company.

Name: Damon Altomare

Damon Altomare's current primary role is with VIP StarNetworks, LLC. Damon Altomare currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: October 10, 2017 - Present
  Responsibilities: Design and Development Software Application. Damon receives a variable salary, plus equity.

Other business experience in the past three years:

- **Employer:** ThisWay Development
  Title: CEO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Design and Development Software Applications. Damon works part-time for ThisWay Development.

Other business experience in the past three years:

- **Employer:** VIP StarNetworks, LLC
  Title: CTO
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Provide technology recommendations and oversight.

Name: Curt Doty

Curt Doty 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Marketing Program Design and Communications; Social Media, Partnership Promotions, Press. Curt receives a salary of $150,000 per year. He works part-time for the Company.

Other business experience in the past three years:

- **Employer:** Vertuoso, LLC
  Title: President
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Communications Director. Curt works part-time for Vertuoso.

Other business experience in the past three years:

- **Employer:** Curt Doty Company, LLC
  Title: Founder
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Branding and communications. Curt works part-time for Curt Doty Company.

Name: Andrew A. Levy

Andrew A. Levy's current primary role is with Redstone Capital. Andrew A. Levy currently services 3 hours per week, or as needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Andrew is responsible for making major business and policy decisions and oversees the affairs of the corporation in order to protect the interests of the shareholders. Andrew does not currently receive a salary for his roles.

- **Position:** General Counsel
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Andy's main duties include reviewing and writing various internal legal contracts, negotiating and managing client and vendor contracts and ensuring legal compliance regarding employee safety and mergers and acquisitions.

Other business experience in the past three years:

- **Employer:** Redstone Capital
  Title: President
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Responsible for making investment decisions for the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Legacy Concierge converted into a corporation on 12/28/2021 after operating as an LLC for four-plus years. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Legacy Concierge, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Legacy Vault Product and LOCKYT Services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Microsoft Azure Platform or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Legacy Concierge, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Chief Executive Officer does not currently receive a salary for her role with the Company.

Betsy Ehrenberg, the CEO of Legal Concierge, Inc., currently does not receive a salary for her role with the Company. Although she owns 78.2% equity in the company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Betsy Ehrenberg plans to receive a salary when monthly recurring revenue exceeds $100K but no sooner than 90 days after this offering is fully-subscribed.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Betsy Ehrenberg	3,910,815	Common Stock	78.2%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,076 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Membership Units in an LLC
  Final amount sold: $405,000.00

Use of proceeds: Product and website development, marketing and sales.
Date: April 23, 2019
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

For the years ending on December 31, 2020, and December 31, 2021, company cash of about $1,000,000 invested by the Founder and Friends and Family was used for the development of data, protocols, and software for the Company's business of organizing and protecting a client's assets after death. Some revenue was earned during these two years in beta sites of the Company's products, specifically $22,503 in 2020 and $13,028 in 2021. For 2022, with the proceeds of this offering, the Company believes it is poised to roll out its services countrywide and expects to generate higher revenue and cash flow.

Total operating expenses decreased from $240,488 in 2020 to $164,682 in 2021. Expenses for the past two years consisted of mainly research and development, software engineering, software platform fees, marketing research, webinars, fees for professional services and trademarks, and administrative costs (insurance, bookkeeping, subscriptions). We paid no salaries or benefits in 2020 or 2021. 2022 expenditures are estimated to be approximately as follows: operations 37%, marketing 28%, product development 25%, and G&A 7.5%.

Historical results and cash flows:

The Company is currently in the development stage and has recently commenced revenue generation. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future. Until the end of 2021, we did not have a full-time salesperson and did not have a website where prospective customers could order services online.

Cash resources have been primarily generated through founder and equity investments. Our goal today is to build our sales and implement 'pharma' style marketing for both B2B and B2B2C distribution channels.

Today, we are poised to have customers to pre-pay for post-death security services, and we are able to offer monthly subscription services to financial advisors and wealth managers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2022, the Company has capital resources available in the form of credit card lines of credit for over $90,000 from Chase, Capital One and CitiBank combined. Statements are attached. Additionally, the founder can invest another $150,000 to the account, which is about 16% of the cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds will allow us to continue the development of our software and procedures and fully implement our sales and marketing campaigns so that we maintain the first-mover advantage.

From an engineering point of view, the additional funds will be used for ongoing research and development to secure accounts electronically, IP protections, and to market our services to trust and estate law firms, trust companies, and accounting firms.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $50K for expenses related to salaries, marketing, engineering platform costs, and general operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 10 months. This is based on a current monthly burn rate of $100K for expenses related to salaries, marketing, operations, R&D, and general admin. During those 10 months, we expect our sales revenue to substantially add to the cash on hand, therefore, allowing us to operate for an additional 8-10 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Series A capital raise towards the end of 2022 or Q1 2023.

Indebtedness

- **Creditor:** Credit Cards (Citibank, Chase and Capital One).
  Amount Owed: $16,897.00
  Interest Rate: 14.9%
  Maturity Date: July 01, 2022

- **Creditor:** CFO Particeps, Curt Doty Company, Santa Fe Business Solutions, Other Vendors
  Amount Owed: $135,796.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2022

Related Party Transactions

Valuation

Pre-Money Valuation: $6,500,000.00

Valuation Details:

Legacy Concierge, Inc. determined its pre-money valuation based on an analysis of multiple factors including current assets, previous securities sales, earnings projections, comparison to competitors, management experiences, and business partnerships.

Current Assets

Software Application: $555,076

Trademarks (2 Approved, 2 In Process): $100,000

Presentation & Article Copyrights (5P + 10A): $75,000

Previous Securities Sales

Friends & Family: $405,000

Initial Valuation: $5,000,000

Changes Since F&F Round: Release 1.0 July 2019, Revenue, Inc. Best in Business Award, CE/CLE Credited Awards, C-Suite, Conference on Aging, STEP, International Presentations, Outside Security Testing

Comparison to Competitors

LifeLock – Security for the Living (Norton/Symantec $2.3B for 50M users)

Ancestry – Genealogy Search ($4.7B for 3M subscribers)

EverPlans – Online Vault (National Guardian Life valued at $15.6M)

Management Experiences

Betsy L. Ehrenberg, Corporate Mgt, OCS, Veriden, HP, IBM (over 30 years)

Andrew A. Levy, Attorney, Redstone Capital, Multiple Startups (over 30 years)

Damon Altomare, CTO, Thornburg Mortgage, ThisWay Development (over 20 years)

Curt Doty, CMO, Vertuoso, Weber Shandwick, NBC-Universal (over 20 years)

John D. Hancock, EVP Sales, Harris, NetSuite, Operative, PSS (over 20 years)

Business Partnerships

Argos Funeral – Include LOCKYT with every Client service contract

TransUnion – API for digital assets retrieval

Reynen Court – Platform for Attorneys and Legal Departments

RIA in a Box – Platform for Financial Planners and RIAs

Others (Pending) – TBA

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company only has one class of stock.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 , we estimate to use these proceeds approximately as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  28.0%
  We are in the end-of-life financial security market, and we will do more research to determine the exact positive messaging for identified target groups. From this research, we will update our marketing materials and event sponsorships.
- *Research & Development*
  26.0%
  We will build application interfaces to external databases that enhance LOCKYT services. We will add a front-end consolidation reporting system for Legacy Vault subscribers. We will add to our account closure library,
- *Company Employment*
  7.5%
  We will provide admin support to coordinate financial, legal, compliance, sales and marketing programs. The admin function will measure actual results against planned revenue and expenses and identify business areas that need attention.
- *Operations*
  35.0%
  In addition to license fees, insurance and professional services, we maintain our operations on the Microsoft AZURE platform with individual portals for development, quality control and production. Research activities are ongoing as our application has open-ended complexity to compel companies to release electronic records of a deceased person. Our marketing and product development expenses are included in this category.

If we raise the over allotment amount of $1,069,998.80, we estimate to use these proceeds approximately as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  28.0%
  In addition to market research, improved marketing materials and event sponsorships, we will add sales staff, expand our social presence on LinkedIn and YouTube(video presentations) and grow our thought-leadership library.
- *Research & Development*

26.0%
We will release LOCKYT 2.0 with planned enhancements, add security checks for video processing, engineer new features based upon help desk analysis and further automate product release.

- *Company Employment*
  4.0%
  We will hire a part-time controller to manage the financial activities and investor relationship tasks of the company. We will measure the success of our partnerships and distributor networks and coordinate our external HR functions.

- *Other*
  3.5%
  We will implement an educational program for digital asset protection compliance and certification. We can maintain our first-mover position only if we continue to address legal and financial security challenges. With certification, we further establish our thought leadership position and create new profitable revenue streams.

- *Operations*
  35.0%
  Our service platform resides on the Microsoft AZURE platform and our liability insurance is covered by Lloyds with a $1M policy per incident. Software services require constant research and development and security recertification. As additional digital assets are revealed, our research and development team locates and curates notification protocols. With several distribution channels, we review our subscription recurring revenue model and seek out additional application partners.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.legacy-concierge.com/ (https://www.legacy-concierge.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/legacyconcierge

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Legacy Concierge, Inc.

[See attached]

Legacy Concierge, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Legacy Concierge, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 26, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	7,534	7,112
Accounts Receivable	2,711	-
Total Current Assets	10,245	7,112
Non-current Assets		
Intangible Assets: Software Development and Website, net of Accumulated Amortization	370,428	453,312
Total Non-Current Assets	370,428	453,312
TOTAL ASSETS	380,672	460,424
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	16,897	20,439
Short-Term Debt	-	10,000
Short-Term Debt - Related Party	-	227,775
Other Liabilities	135,796	97,860
Total Current Liabilities	152,694	356,073
Long-term Liabilities		
SBA Loan	-	1,400
Total Long-Term Liabilities	-	1,400
TOTAL LIABILITIES	152,694	357,473
EQUITY		
Common Stock	4,802	-
Additional Paid in Capital	1,023,917	-
Common Units	-	761,945
Accumulated Deficit	(800,741)	(658,994)
Total Equity	227,978	102,951
TOTAL LIABILITIES AND EQUITY	380,672	460,424

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	13,028	22,503
Cost of Sales	-	-
Gross Profit	13,028	22,503
Operating Expenses		
Advertising and Marketing	19,975	99,989
General and Administrative	17,444	24,511
Product Development	15,277	14,224
Amortization	111,985	101,764
Total Operating Expenses	164,682	240,488
Operating Income (loss)	(151,654)	(217,985)
Other Income		
Interest Income	-	-
Other	11,400	-
Total Other Income	11,400	-
Other Expense		
Interest Expense	1,493	2,645
Other	-	-
Total Other Expense	1,493	2,645
Provision for Income Tax	-	-
Net Income (loss)	(141,747)	(220,629)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(141,747)	(220,629)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	111,985	101,764
Accounts Payable	(3,541)	14,177
Accounts Receivable	(2,711)	(268)
Deferred Revenue	-	(872)
Other Liabilities	37,937	93,830
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	143,670	208,630
Net Cash provided by (used in) Operating Activities	1,923	(11,999)
INVESTING ACTIVITIES		
Software Development	-	(1)
Website	(29,101)	-
Net Cash provided by (used by) Investing Activities	(29,101)	(1)
FINANCING ACTIVITIES		
SBA Loan	(1,400)	
Short-Term Debt	(10,000)	-
Short-Term Debt - Related Party		16,784
Member Contributions	39,000	
Net Cash provided by (used in) Financing Activities	27,600	16,784
Cash at the beginning of period	7,112	2,328
Net Cash increase (decrease) for period	422	4,785
Cash at end of period	7,534	7,112

Statement of Changes in Shareholder Equity

	Common Stock			Common Units		
	# of Shares Amount	$ Amount	APIC	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	-	-	-	761,945	(438,365)	323,580
Net Income (Loss)	-		-		(220,629)	(220,629)
Ending Balance 12/31/2020	-	-	-	761,945	(658,994)	102,951
Conversion from LLC to Corporation	6,500,000	4,802	757,143	(761,945)	-	-
Conversion of debt to equity	-	-	227,775	-	-	227,775
Capital Contributions	-	-	38,999	-	-	38,999
Net Income (Loss)	-	-	-	-	(141,747)	(141,747)
Ending Balance 12/31/2021	6,500,000	4,802	1,023,917	-	(800,741)	227,978

Legacy Concierge, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Legacy Concierge, Inc. ("the Company") was originally formed in Delaware on June 6th, 2017 as a Limited Liability Company before converting into a Corporation on December 28th, 2021. The Company generates revenue by selling services of varying degrees directly to end-users that provide security and management of digital assets both during and after one's life.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company sells services of varying degrees directly to end-users that provide security and management of digital assets both during and after one's life. The Company collects payments upfront on an annual basis, and revenue is recognized over the life of the service as performance obligations are satisfied. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the service period which is generally one year.

Intangible Assets

The Company's intangible assets consist of software development costs and a website. They are recorded at cost less accumulated amortization and impairment losses on a systematic basis over their lives of 5 years. The ending balance of this asset was $453,321 and $370,428 as of December 31, 2020 and 2021, respectively.

Other Income

Please see Note 5 regarding the forgiveness of a loan.

Other Liabilities

In 2020 and 2021, the Company accrued liabilities for amounts owed to investors. The ending balance of this liability was $97,860 and $135,796 as of December 31, 2020 and 2021, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

The Company was previously a pass-through entity therefore any income tax expense or benefit in 2020 was the responsibility of the Company's owners. As such, no provision for income tax was recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2020 Company had outstanding short-term debt from its founder in the total amount of $227,775. This balance was forgiven by the founder and converted into equity in 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3.

NOTE 6 – EQUITY

The Company had authorized 500,000 Common Units during its operations as an LLC prior to conversion in 2021. 491,195 units were issued and outstanding as of December 31, 2020, and subsequently converted into shares of Common Stock in 2021 on a pro-rata basis in accordance with the plan of conversion.

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.001 per share. 6,500,000 shares were issued and outstanding as of December 31, 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 26, 2022, the date these financial statements were available to be issued. On January 25, 2022, the founder forgave loan amounts due to her in the amount of $266,774 as of December 31, 2021.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, had negative cash flows from operations in 2020, and negative working capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Legacy Concierge

Empower your Digital After Life™


Legacy Concierge
Empower Your Digital After Life™
LOCKYT
Inc.
Best in Business Honoree
2021
A Fin-Tech Investment for the Future

Website | Santa Fe, NM | PROFESSIONAL SERVICES

$0.00 raised

0 Investors	**$6.5M** Valuation
$1.30 Price per Share	**$249.60** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

We protect wealth after a person passes away. Most people do not leave their heirs and executors with organized instructions on the location of all of their assets. We catalog, locate and secure these assets using our proprietary systems and software, saving hundreds of hours of tedious work and thousands of dollars per estate. One of every eight deaths results in identity or other theft and loss. Over $60B in assets are abandoned each year because records are misplaced or stored on electronic devices. Executors and heirs do not know how to retrieve the online photos or other memories of a decedent on social media. Legacy Concierge systems solve all of these problems.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Early Advantage:** According to our research, we are not aware of another company that has the substantial suite of software and library of protocols to document assets, close accounts and retrieve personal online memories. We have invested 4 years and over $1,000,000 to develop these systems.

- **Huge Potential Market:** Over 3 million people pass away each year, according to the CDC. Our market is the top 5% of estates (150,000 people) each with an average wealth of over $3,000,000. We bill on average $7,000 per estate, thus resulting in an addressable market of over $1B per year.

- **Partners:** With our Version 1.0 recently completed, we have been test-marketing and now we have partnered with a number of law firms and wealth advisors to roll out our services nationwide. We plan to use the funding from this offering for this marketing to greatly increase the penetration of our services and further development of Version 2.0.

OVERVIEW

How We Do It

LOCKYT Legacy Vaults – Asset information (financial accounts, contacts, professional advisors, legal documents, business and partnership information) is entered into our secure personal data base (vault) through a user-screen. Unlimited data, documents and advisors can be entered. Digital asset information is collected for emails, financial, government, housing, insurance, loans, property, services, shopping and social. All data is secured on the Microsoft AZURE platform, encrypted enroute. Our security has been externally tested with no reported bugs.

LOCKYT Services – We have developed and tested over 300 notification protocols to notify credit card companies, banks, financial companies and government agencies to lock accounts. We have made arrangements for electronic transfer of asset creditors and other information from a large national credit reporting agency securing most necessary data without tedious input from the client. We have conducted more than 250 notifications with Facebook, LinkedIn, Apple and Google; with six banks, three credit reporting companies, four airlines and dozens of shopping sites (apps) that appeared on the decedent's phone and on credit card statements. We reported the decedent's death to government agencies such as the DMV, Passport Office and Social Security.

Advocacy and Education – We have helped companies and custodians respond to fiduciary requests more user-friendly. As an example, we worked with Google and also with Apple to reduce documentation, compliance timelines and legal orders that enable fiduciary access to digital assets (email, contact lists, photos, documents, payment records and the like) of the decedent. Before we had these discussions, Google required a specific court order for a fiduciary to access a decedent's pictures and other information.

We have laid the groundwork for our sales effort by presenting over 25 international educational programs for attorneys, financial planners, wealth managers, trust officers and funeral directors. Our Digital Asset Assessment and Affiliate LOCKYT Provider programs have been launched.

How We Deliver Our Service

Our solution is a SaaS (Software as a Service) application that locates and secures paper and digital asset records using our proprietary software technology, thus saving hundreds of hours of tedious work and thousands of dollars per estate.

We believe our Company is the leading service that helps define, maintain and preserve the Digital After Life™ of our clients, as a benefit to the next generation. With us, you can invest in a unique company that is filling the void and providing valuable services for high net worth individuals and families at a time of upset.

We offer an online subscription to organize data and documents in a secure electronic vault during a person's lifetime. Upon death, we either use the contents of an existing vault or we collect information as of the date of death to establish a vault. We maintain and use an extensive library of notification protocols for over 300 companies holding emails, credit cards, banks and securities statements, government licenses, housing services, insurance policies, NFTs and cryptocurrency, payment services, shopping sites, social media and the like. We use these protocols to notify these accounts of death, change of address and to secure accounts.



Legacy Concierge was established to provide safeguards that
• preserve estate value
• protect online and paper assets
• minimize financial and emotional loss
OUR VISION
To be the leading service that helps define, maintain and preserve the Digital After Life of their clients, globally.

THE PROBLEM

Digital Assets are Everywhere, Hacking and Identity Theft is Growing

Does it make sense to lock the front door while leaving the windows and back door wide open? Of course not. But if you fail to catalogue your financial accounts and secure your digital assets, you are putting your estate at risk and making life difficult and stressful for your heirs.

Most people do not leave their heirs and executors with complete organized instructions on the location of all of their assets. Identity theft is growing; one of every eight deaths results in identity or other theft and loss.

Over $60 billion in assets are abandoned each year because records are misplaced or stored on electronic devices. Executors and heirs do not know how to retrieve the photos or other memories of a decedent.

And here's what quantifying that problem looks like:



$60 Billion
abandoned assets per year
200+
accounts vulnerable per person
Nearly 2.5 Million
deceased Americans experience identity theft per year
120+
hrs of fiduciary administration tasks

Sources: Forbes, Smart Asset ($49.3B - states), Treasury Direct ($30B - savings bonds), AARP, company's internal research

THE SOLUTION

Software as a Service (SaaS) Platform That Delivers Peace of Mind, Closure and Savings

Our solution is a SaaS service application that locates and secures paper and digital asset records using our proprietary software technology saving hundreds of hours of tedious work and thousands of dollars per estate. We analyze the digital footprint, organize the asset records, and secure information for their family, fiduciaries and trust officers who want to preserve the value of the estate, including the money and the memories. We then use our proprietary protocols to close or freeze accounts.

We offer an online subscription to organize data and documents in a secure electronic vault during a person's lifetime. We also build these vaults upon death, in large part at the request of estate law firms, enabling our Company to generate immediate income while establishing a valuable pipeline of living Clients.


Each vault contains security instructions....
Description and location of assets
Wills, trusts & estate legal documents
List of trusted advisors

Upon death, we use the contents of an existing vault or we collect information as of the date of death to build a vault at that time. We maintain and use an extensive library of notification protocols for over 300 companies holding emails, financial records, government licenses, housing services, insurance policies, payment services, shopping sites, social media and the like.

LOCKYT™ gains access to assets, locations and documents, sends notifications to companies to freeze and close accounts and provides fiduciary support services with custodians after death or disability when you build a Legacy Vault™. This service includes securing email and photo collections and websites, financial accounts, credit/debit/ATM cards, escheated property accounts, pension retirement accounts, real property and investments.

LOCKYT™ manages and secures social media accounts, shopping and subscription sites, community and club memberships, travel rewards programs, passport and TSA programs. Proprietary notices handle voter registration, DMV, other government agencies, housing services and utilities, insurance and annuity accounts.

LOCKYT™ services have three levels of service, based on complexity of the estate, and generally take three to six months to complete; the service concludes when your digital data, documents, assets and accounts are secured.

LOCKYT™ creates and populates a Legacy Vault with its proprietary technology if a vault was not populated during a person's lifetime. This technology seeks data and documents from a variety of sources, both public and private.

Professional subscribers receive educational materials for their clients and have access to online support for the duration of their contract. In addition, they receive Legacy Vault packaged materials for their clients.

Competition

There are a number of firms that just provide vaults to store financial documents and personal data. We have developed a vault format that is just the starting point of our services.

We have developed software to import data for the vault from pre-existing sources.

We have researched and developed over 300 sets of protocols to notify financial service companies, credit card and credit reporting firms, government agencies, housing services, insurance companies, shopping sites, travel agents, colleges, social networks and other account holders.

We are using technology-driven products and services that identify assets, notify custodians and secure wealth.

We have uncovered a large demand from law firms and families to build a vault and supply our services AFTER the death of the individual; servicing this demand results in substantial immediate revenue. When we build vaults for living customers, we are building a pipeline for future revenue for the Company.

Fee Schedule

LOCKYT Services that locate, organize and secure assets range from $750 to $9,500 per estate and are initiated with a limited power of attorney from the fiduciary of the estate.

LOCKYT Subscriptions for professional firms include training services and accreditation under an affiliate provider program. Annual fees are $2,500 per year for up to 100 seats.

Legacy Vaults are populated and maintained for an annual fee of $75 per year.

Products & Services	Pricing	Description & Frequency
LOCKYT BASIC	$75	Legacy Vault; Annual Subscription
LOCKYT Plus	$750	Digital Assessment & Closure Roadmap
LOCKYT Silver	$2,500	One-time; Additional Service Modules Provided
LOCKYT Gold	$4,500	One-time; Additional Service Modules Provided
LOCKYT Platinum	$9,500	One-time; Additional Service Modules Provided
LOCKYT Subscriber	$2,500/year	Professional Practice Support Subscription

THE MARKET

There are Over 3 Million Deaths per Year in the US

Over 3 million people pass away each year. Our market is focused on the top 5% in financial worth constituting approximately 150,000 people. Our average charge per estate is $7,000. Thus, we believe our addressable market is at least $1,050,000,000 per year. Our goal is to penetrate at least 5% of this market in the next three (3) years. Our service also leads to being able to market ancillary products and services.

Annual recurring subscription services lock users into protecting their wealth, generate sticky revenue and position the company to provide a one-time LOCKYT™ service when the subscriber passes away. On the other hand, many estate professionals desire a vault set up after a Client dies and then use our LOCKYT(™) Services, resulting in current revenue to our Company.

WHY INVEST

Use of Proceeds

Now that our first release has been beta tested, the Company will use the proceeds of this offering to (i) implement an online and affiliate marketing program to roll out its products and services nationwide, (ii) further automate its LOCKYT™ services with document interpretation code and automated application program interfaces (APIs) to eliminate many person-to-person notifications, and (iii) provide additional inventory storage and uploading capabilities for our Legacy Vault with voice-recognition and Docu-Vision technology.

In addition, we may capitalize on our early advantage by engaging with law firms, trust companies, and legal-tech platforms, many of whom know us already, to use our services. We also will maintain a full schedule of presentations at conferences and trade shows to engage with estate planning and wealth management professionals.

Growth and Exit

With your investment, we can launch our nationwide marketing program, continue to identify, implement and introduce new and profitable products, provide ancillary functionality generating referral fees and deliver services addressing asset vulnerabilities – protecting wealth and improving privacy for all.

In addition, we may capitalize on our first-mover advantage by engaging with law firms, trust companies, and legal-tech platforms, many of whom know us already, to use our services.



Meet Our Team



Betsy Ehrenberg

CEO & Director

Betsy comes from the world of software, starting with founding Operations Control Systems, a software company providing performance and security services to the top Fortune 50 companies.

As the first female manager at IBM Canada, Betsy was a role model for other businesswomen seeking sales and engineering leadership positions at high-tech firms in North America. Betsy has been awarded and recognized in a variety of areas including Silicon Valley Business Woman of the Year, International Digital Assets Expert, Forbes, National Estate Planning Councils, and Financial Planners Associations. Betsy attended computer science classes at Carnegie Tech and attended graduate-level business school classes at Harvard University.

Betsy currently does not receive a salary for her role with the Company. However, she owns 78.2% equity in the company and plans to receive a salary when monthly recurring revenue exceeds $100K but no sooner than 90 days after this offering is fully-subscribed.



Damon Altomare

CTO

Damon serves as Chief Technology Officer and the Head of Application Development. He brings over 20 years of high-tech startup and software development experience to Legacy Concierge. Damon's software development philosophy is that the best results are achieved by taking a true "engineering" approach to development. This highly professional and disciplined approach is rooted in being thoroughly educated, thoughtful in architecture and design, complete and transparent documentation throughout the entire process, and staying up-to-date with the latest practices and technologies. As Founder and CEO of ThisWay Development LLC, Damon led teams of highly skilled engineers in bringing rigorous enterprise-level software development to large companies. Damon graduated Magna Cum Laude from the University of Pittsburgh with a bachelor's degree in Computer Science.

Damon currently works 8 hours per week in his role with Legacy Concierge.



Andrew A. Levy

Director & General Counsel

Andrew practiced law for over 40 years with several large firms in New York City. In addition, he has managed several early-stage companies and has extensive investment banking experience. Andrew's professional leadership with high-tech, government manufacturing, and estate planning organizations is essential to the company when professional advice about estate planning is needed. He holds an engineering degree from Yale and a law degree from Harvard and is President of Redstone Capital, a private equity firm.

Andrew currently works 3 hours per week or as needed in his role with Legacy Concierge.



Curt Doty

CMO

Curt Doty serves as the Chief Marketing Officer. A former NBC Universal creative executive, he is an award-winning marketer. His branding practice spans 25 years of experience. As a creative entrepreneur, his sweet spot of innovation has been uniting the worlds of design, content, and technology. His TV, Film, and Technology work includes all the movie studios and dozens of TV networks. Curt's Fortune 500 work includes content marketing and digital storytelling for brands like GM, US Army, Abbott, Dell, and Viacom. His consultancy, CurtDoty.co, specializes in branding for startups with his Startup Accelerator process and also helps companies reposition, or rebrand, with his Pivot Process. As a digital marketer, he redesigned websites for the Santa Fe Independent Film Festival, Santa Fe Film Institute, the National Captioning Institute, The War at Home, and created the digital community for the Santa Fe Art Experience. He is a member and sponsor of the New Mexico Angels.



John Hancock

Sales and Marketing Partnerships

John has over 20 years of successful sales and leadership experience in Enterprise Software and Digital Transformation Consulting. He began his software career as an executive member of the founding team at Professional Software Systems and helped structure the successful sale of the company to an equity-backed venture which was ultimately acquired by Harris Corporation. There he served as a Director of Sales before being promoted to VP Sales of their Broadcast Communication Division. Since that time, John has helped two start-up software companies build their enterprise sales organizations from the ground floor and on to successful acquisitions. John has a solid track record of selling into the Fortune 500 and has extensive experience internationally. He studied at the University of Rochester as a National Math Honor Society member and holds a B.S. in Business Management from the University of Phoenix.

Offering Summary

Company	Legacy Concierge, Inc.
Corporate Address	4696 Hojas Verdes, Santa Fe, NM 87507
Offering Minimum	$9,999.60
Offering Maximum	$1,069,998.80
Minimum Investment Amount (per investor)	$249.60

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	7,692
Maximum Number of Shares Offered	823,076
Price per Share	$1.30
Pre-Money Valuation	$6,500,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Early Bird

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird - Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Bonus - Invest within the next 7 days and receive 5% bonus shares.

Volume

Tier 1 Perk: Invest $5,000+ and receive 6 Legacy Vaults

Tier 2 Perk: Invest $10,000+ and receive 12 Legacy Vaults and 5% bonus shares.

Tier 3 Perk: Invest $50,000+ and receive 12 Legacy Vaults and 10% bonus shares.

Tier 4 Perk: Invest $100,000+ and receive 12 Legacy Vaults and 15% bonus shares.

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

Legacy Concierge, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.30 / share, you will receive 110 shares, meaning you'll own 110 shares for $130. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Now is the time.

A time for hope.

A time for legacy.

Introducing Legacy Concierge.

We wrap our clients in empathetic arms to provide comprehensive services that help guide families and loved ones through their grief and empower them. Legacy Concierge creates a positive impact, saves time and money through bridging the gap between estate planning and the location, control, curation, and collection for what we call your Digital After Life.

Your Digital After Life is your legacy - your last wishes, your assets, your digital footprint.

Start your plan to create a meaningful Digital After Life as a gift to the next generation.

Legacy Concierge.

Empower Your Digital After Life.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.